January 15, 2015

VIA EDGAR TRANSMISSION

Ed Bartz

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: CLA Strategic Allocation Fund, File Nos. 333-191970 and 811-22901

Dear Mr. Bartz:

On October 29, 2013, CLA Strategic Allocation Fund (formerly known asTriCor Strategic Allocation Fund) (the "Fund"), filed a registration statement on Form N-2 (the “Registration Statement”) in connection with the registration of its shares of beneficial interest.  On May 5, 2014, the Fund filed a pre-effective amendment to the Registration Statement (the “Amendment”). On January 8, 2015, the Fund filed another pre-effective amendment to the Registration Statement (the “Second Amendment”). In a telephone call on January 12, 2015, you provided comments to the Second Amendment. Please find below a summary of your comments and the Fund's responses, which the Fund has authorized Thompson Hine LLP to make on behalf of the Fund.

PROSPECTUS

Fund Expenses

Comment 1. Please explain why 10 basis points of “Interest Payments on Borrowed Funds” is shown when the Fund’s strategy says that the Fund will not use leverage by issuing debt or preferred shares during its first 12 months of operations.

Response. The adviser has confirmed to the Fund that the 10 basis points of interest expense is related to a line of credit of the Fund, not issuing debt or preferred shares.

Comment 2. Please confirm whether the 5 basis points shown for the acquired fund fees and expenses is accurate given the Fund’s ability to invest up to 35% in underlying funds, including up to 15% in hedge funds, which typically have high expenses.

Response.  The adviser has confirmed to the Fund that the estimate of 5 basis points of acquired fund fees and expenses is accurate for the first year.

Comment 3. Please clarify the disclosure regarding organizational and offering costs in the expense example discussion.  The current disclosure leads a reader to think the total expenses incurred by the Fund for both organizational and offering costs is $30,091, but the seed audit says that, as of November 17, 2014, the organizational costs are $30,091 and the offering costs are $49,070. Please separately disclose the organizational and operating costs in the expense example discussion and update the amounts as of the filing date of the prospectus.

Response. The Fund has updated the disclosure as follows:

“…The Fund will also pay organizational and offering costs in connection with the initial offering of the shares, which are estimated to be $~~30,091~~ 36,110 of organizational costs and $~~49,070~~ 55,239 of offering costs, ~~which~~ and are subject to the 2.45% per annum limitation on expenses. The organizational expenses are recorded as they are incurred, while the offering expenses will be amortized over the first twelve months of the Fund's operations. The Fund’s offering costs and organizational expenses are borne by the Fund’s shareholders as an expense of the Fund. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly.”

Comment 4. In “Principal Investment Strategies”, please revise the disclosure regarding investments in private investment funds to clarify the percentage that may be invested in private equity and hedge funds (see Wildermuth Endowment Strategy Fund). Please also make corresponding changes in “Investment Strategies – Hedge Funds” in the SAI and add the statement to the second paragraph under “Investment Objectives” on the first page of the prospectus.

Response. The Fund has revised the disclosure as follows and added the statement to the second paragraph under “Investment Objectives” on the first page of the prospectus:

“The Fund may invest up to 35% of its ~~total~~ net assets in private investment funds (e.g., private REITs, private oil and gas funds, private commodity pools, private real estate funds and Private Investment Companies (defined below))~~such as private equity funds and hedge funds)~~, including up to 15% in private investment funds that are excluded from the definition of “investment company” under the 1940 Act solely by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (“Private Investment Companies”) (collectively "Underlying Funds"). Private Investment Companies are typically private equity funds and hedge funds.”

and

“The Fund may invest up to 35 % of its net assets in private investment funds (e.g., private REITs, private oil and gas funds, private commodity pools, private real estate funds and “hedge funds”), including up to 15% in private investment funds that are excluded from the definition of “investment company” under the 1940 Act solely by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (“hedge funds”) ~~which are private investment funds that would be required to register as investment companies but for an exemption under section 3(c)(1) or 3(c)(7) of the 1940 Act~~.”

Comment 5. Please file a new acceleration request with the amended N-2/A.

Response. The Fund will file a new acceleration request as requested.

Comment 6. In accordance with Rule 473 of the Securities Act of 1933, please add language on the cover page of the N-2/A requesting that the Registration Statement’s effectiveness be delayed.

Response. The following has been added to the to the cover page of the filing:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

Comment 7. Please correct the file numbers contained in the Powers of Attorney and refile them with the amended N-2/A.

Response. The Fund has corrected the typo and will refile the Powers of Attorney as requested.

Comment 8. Please correct the file numbers contained in the Legal Opinion and add the language required by Section II.B.1.b of Staff Legal Bulletin #19 and refile it with the amended N-2/A.

Response. The Fund has made the changes requested and will refile the legal opinion as requested.

Comment 9. On the cover page of the prospectus, please move the bolded and bulleted information currently on the second page of the prospectus to the first page.

Response. The Fund has made the revision requested.

SAI

Comment 10. In “Investment Strategies – Swap Agreements,” please add the following language to the disclosure:

“When the Fund is a protection seller in a credit default swap, it will segregate assets equivalent to the full notional value of the swap. Also, when the Fund is a protection buyer, it will cover the total amount of the required premium payments plus the prepayment penalty.”

Response. The Fund has made the revision requested.

The Fund has authorized Thompson Hine LLP to convey to you that the Fund acknowledges the following:

1.

The Fund is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

4.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins, Esq.